

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2016

Via E-Mail
Christine Simpson
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556

     Re: **United Development Funding IV**
           Schedule TO-T filed October 11, 2016 by SCM Special Fund 3, LP and
               MacKenzie Capital Management, LP
           SEC File No. 005-87401

Dear Ms. Simpson:

     We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule TO

1.   Please revise to state the high and low sales prices for the common stock on the NASDAQ for each quarter during the past two years through February 18, 2016, the last date that the shares were traded on the market. Refer to Item 2 of Schedule TO and Item 1002(c) of Regulation M-A.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                         Sincerely,

                         /s/ Daniel F. Duchovny
                         Daniel F. Duchovny
                         Special Counsel
                         Office of Mergers & Acquisitions